Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated December 13, 2011

Relating to Preliminary Prospectus dated December 2, 2011

Registration No. 333-176613

SANCHEZ ENERGY CORPORATION

10,000,000 Shares of Common Stock

This issuer free writing prospectus (the “FWP”) is qualified in its entirety by reference to the Preliminary Prospectus of Sanchez Energy Corporation dated December 2, 2011 (the “Preliminary Prospectus”). The information in this FWP supplements the Preliminary Prospectus and supercedes the information in the Preliminary Prospectus to the extent inconsistent with the Preliminary Prospectus.

Issuer:	Sanchez Energy Corporation

Ticker / Exchange:	SN / NYSE

Offering size:	10,000,000 shares of common stock

Over-allotment option:	1,500,000 shares of common stock

Common stock outstanding after offering:	33,000,000 shares of common stock (33,750,000 if the underwriters exercise their over-allotment option in full)[1]

Common stock to be held by, and percentage ownership interest of, Sanchez Energy Partners I, LP (“SEP I”) after offering:	22,090,909 shares of common stock, or 66.9%[1]

Public offering price:	$22.00 per share of common stock

Price to us:	$20.57 per share of common stock

Use of proceeds:	We will receive net proceeds of approximately $202.7 million from the sale of the common stock offered by us after deducting estimated expenses and underwriting discounts and commissions of approximately $17.3 million. We intend to use $50 million of the net proceeds as partial consideration (together with our issuance to SEP I of 22,090,909 shares of our common stock) for the contribution by SEP I of the limited liability company interests in SEP Holdings III, LLC. We intend to use approximately $89 million of the net proceeds as partial consideration (together with the issuance of 909,091 shares of our common stock) for the acquisition of the limited liability company interests in SN Marquis LLC.

[1]

If the underwriters do not exercise their option to purchase additional shares of common stock from us, we will issue 750,000 shares of common stock to SEP I at the expiration of the 30-day option period resulting in 33,000,000 shares of common stock outstanding after this offering. To the extent the underwriters partially exercise their option to purchase additional shares of common stock, the number of shares of common stock purchased by the underwriters pursuant to such exercise will be issued to the public and one-half of the remainder of the shares of common stock subject to the option, if any, will be issued to SEP I at the expiration of the 30-day option period. This payment of net proceeds and/or issuance of shares of common stock to SEP I is intended to represent a portion of the consideration paid to SEP I for its contribution of all the limited liability company interests in SEP Holdings III, LLC to us.

We intend to use the remaining net proceeds of approximately $64 million and one-half of the net proceeds from the exercise of the underwriters’ option to purchase additional common stock from us to fund our capital expenditures, and, in particular, our drilling, exploration and acquisition programs through December 2013, our other operating expenses, and for general corporate purposes. The remaining one-half of the net proceeds from any exercise of the underwriters’ option to purchase additional shares of common stock will be paid to SEP I and the number of shares of common stock issued to SEP I will decrease by one-half the aggregate number of shares of common stock purchased by the underwriters pursuant to such exercise.

Pro forma as adjusted capitalization:

Based on the public offering price of $22.00 per share, and otherwise calculated on the same basis as the calculations in the Preliminary Prospectus, on a pro forma as adjusted basis, our cash and cash equivalents would have been approximately $64 million, our total stockholders’ equity would have been $207.4 million and our total capitalization would have been $207.4 million.

Dilution:	After giving effect to the transactions described in the Preliminary Prospectus under “Prospectus Summary – Formation Transactions,” including this offering and the application of the net proceeds, our pro forma as adjusted net tangible book value per share would have been $6.29. This represents immediate dilution in net tangible book value per share to purchasers in this offering of $15.71.

Trade date:	December 14, 2011

Settlement date:	December 19, 2011

THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING THE PRELIMINARY PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PRELIMINARY PROSPECTUS AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE ON THE SEC WEB SITE AT WWW.SEC.GOV. ALTERNATIVELY, THE ISSUER, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND YOU THE PROSPECTUS IF YOU REQUEST IT BY CALLING JOHNSON RICE & COMPANY L.L.C. TOLL-FREE AT (800) 443-5924.